SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212)455-2812	RFENYES@STBLAW.COM

VIA EDGAR

June 22, 2015

Re:	Acceleration Request for TransUnion
Registration Statement on Form S-1 (File No. 333-203110)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Larry Spirgel

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, TransUnion, and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on June 24, 2015, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-2812 with any questions.

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes

cc:	Securities and Exchange Commission
Gregory Dundas

TRANSUNION

555 West Adams Street

Chicago, Illinois 60661

June 22, 2015

VIA EDGAR

Re:	TransUnion
Registration Statement on Form S-1
File No. 333-203110

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TransUnion (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on June 24, 2015, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

TRANSUNION

By:	/s/ Michael J. Forde
Name: Michael J. Forde
Title: Vice President – Legal & Regulatory
and Assistant Secretary

[Signature Page to Company Acceleration Request]

June 22, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	TransUnion (the “Company”)
Registration Statement on Form S-1 (File No. 333-203110)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as a representative of the several underwriters of the Company’s proposed public offering of up to 33,977,273 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Washington D.C. time, on June 24, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated June 15, 2015, through the date hereof:

Preliminary Prospectus dated June 15, 2015:

6,251 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

GOLDMAN, SACHS & CO.
J.P. MORGAN SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
DEUTSCHE BANK SECURITIES INC.

As Representatives of the several Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
	Name:	Adam Greene
	Title:	Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Alice Takhtajan
	Name:	Alice Takhtajan
	Title:	Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard A. Diaz
	Name:	Richard A. Diaz
	Title:	Authorized Signatory

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Erik Carneal
	Name:	Erik Carneal
	Title:	Managing Director

By:	/s/ Cristiano Lima
	Name:	Cristiano Lima
	Title:	Director